Exhibit 21.1

Subsidiaries of DivX, Inc.

Name:	JURISDICTION OF FORMATION
DivX International, Inc.	Delaware
DivXNetworks (Europe) GmbH	Germany
DivX Holdings, Inc.	Delaware
MainConcept, GmbH	Germany